Free Writing Prospectus
Registration Statement No. 333-177923
Dated: November 21, 2011

J.P.Morgan

18m EEM Dual Directional Knock-Out Buffered Equity Notes

North America Structured Investments

OVERVIEW

May be appropriate for investors seeking an unleveraged return (with a Maximum Upside Return) or an unleveraged return equal to the absolute value of any depreciation of the iShares MSCI Emerging Markets Index Fund at maturity, without upside return enhancement, and who anticipate that the closing price of one share of the Index Fund will not be less than the Initial Share Price by more than the Knock-Out Buffer Amount on any day during the Monitoring Period.

If a Knock-Out Event has occurred and the Final Share Price is less than the Initial Share Price, you will lose some or all of your investment. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Summary of Terms

Issuer:	JPMorgan Chase & Co.
Par:	$1,000
Fund:	iShares MSCI Emerging Markets Index Fund
Maximum Upside Return:	[28%-33%]*
Knock-Out Buffer Amount:	35%
Monitoring Period:	The period from but excluding the Pricing Date to and including the Observation Date
Fund Return:	(Final Share Price – Initial Share Price) / Initial Share Price
Final Share Price:	The closing level of one share of the Fund on the Observation Date
Initial Share Price:	The closing price of one share of the Fund on the Pricing Date, subject to adjustments
Absolute Fund Return:	The absolute value of the Fund Return
Pricing Date:	December 15, 2011
Observation Date:	June 17, 2013
Maturity Date:	June 20, 2013

Hypothetical Returns**

Fund Return	Absolute Fund Return	Note Payout: Knock-Out Event Has Not Occurred	Note Payout: Knock-Out Event Has Occurred
60.00%	28.00%	$1,280	$1,280
40.00%	28.00%	$1,280	$1,280
28.00%	28.00%	$1,280	$1,280
15.00%	15.00%	$1,150	$1,150
9.00%	9.00%	$1,090	$1,090
5.00%	5.00%	$1,050	$1,050
0.00%	0.00%	$1,000	$1,000
-10.00%	10.00%	$1,100	$900
-20.00%	20.00%	$1,200	$800
-35.00%	35.00%	$1,350	$650
-40.00%	40.00%	N/A	$600
-60.00%	60.00%	N/A	$400
-100.00%	100.00%	N/A	$0

Return Profile

If the Final Share Price is greater than the Initial Share Price, you will receive a cash payment that provides you with a return per $1,000 note equal to the Fund Return, subject to a Maximum Upside Return.

If the Final Share Price is less than the Initial Share Price and a **Knock-Out Event has not occurred**, you will receive at maturity a cash payment that provides you with a return per $1,000 note equal to the Absolute Fund Return.

If the Final Share Price is less than the Initial Share Price and a **Knock-Out Event has occurred**, you will lose 1% of the principal amount for every 1% that the Final Share Price is less than the Initial Share Price.

* To be determined on the Pricing Date, but not less than 28% or greater than 33%

** Reflects a Maximum Upside Return of 28% and Knock-Out Buffer Amount of 35% for illustrative purposes and assumes a $1,000 investment

** The hypothetical returns set forth above are illustrative and may not be the actual returns on the notes. These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

J.P. Morgan Structured Investments | 800 576 3529 | JPM_Structured_Investments@jpmorgan.com

18m EEM Dual Directional KnockOut Buffered Equity Notes

North America Structured Investments

Selected Benefits

[] Provides capped, unleveraged appreciation potential if the Fund Return is positive

[] Potential for up to a 35% return on the notes even if the Fund Return is negative, subject to the Knock-Out  Buffer

Amount

[] Minimum denomination of $1,000 and integral multiples in excess thereof

Selected Risks

[] Your investment in the notes may result in a loss

[] Payment on the notes at maturity is subject to our credit risk. Therefore the value of the notes prior to maturity will

be subject to changes in the market's view of our creditworthiness

[] Certain built-in costs are likely to adversely affect the value of the notes prior to maturity

[] Your maximum gain on the notes is limited to the Maximum Upside Return and the Knock-Out Buffer amount [] The benefit provided by the Knock-Out Buffer
Amount may terminate on any day during the Monitoring Period. [] The anti-dilution protection for the Fund is limited [] You are exposed to risks
involving non-U.   S.  issuers of equity securities, foreign currency exchange risk, and risks

associated with emerging markets

[] No Interest payments, dividend payments or voting rights

[] Lack of liquidity: JPMorgan Securities, LLC, acting as agent for the Issuer
(and who we refer to as JPMS),

intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.

[] Many economic and market factors, such as Fund volatility, time to maturity, interest rates and creditworthiness of the Issuer, will impact the value of the notes prior to maturity.

[] Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes. It is possible that such hedging or other trading activities of JPMorgan or its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the notes decline [] The tax consequences of the notes are uncertain The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" to the applicable term sheet for additional information

Disclaimer
SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co. has filed with the SEC for more complete information about JPMorgan Chase and Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase and Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC. is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

J. P. Morgan Structured Investments | 800 576 3529 |
JPM_Structured_Investments@jpmorgan.com